UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            DISTINCTIVE DEVICES, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    254745 10
                                    ---------
                                 (CUSIP Number)



                                 Shrikant Mehta
                              Combine International
                                354 Indusco Court
                              Troy, Michigan 48083
                                  248-585-9900
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 6, 2002
                -------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

    THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE
 ACT OF 1934, AS AMENDED (THE "ACT"), OR OTHERWISE SUBJECT TO THE LIABILITIES OF
                 THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO
                        ALL OTHER PROVISIONS OF THE ACT.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  254745 10                               Page  2  of  6  Pages

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   SHRIKANT MEHTA
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                        (b) /X/
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   PF

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   [India]
--------------------------------------------------------------------------------
---------------------------- ----- ---------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH             21,816,666 shares of Common Stock (which
                                        includes 21,666,666 shares underlying
                                        the Series D Convertible Preferred
                                        Stock)
                                     173,333 shares of Series D Convertible
                                        Preferred Stock
---------------------------- ----- ---------------------------------------------
                              8    SHARED VOTING POWER

                                     -0-

---------------------------- ----- ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                     21,816,666 shares of Common Stock (which
                                        includes 21,666,666 shares underlying
                                        the Series D Convertible Preferred
                                        Stock)
                                     173,333 shares of Series D Convertible
                                        Preferred Stock

---------------------------- ----- ---------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               21,816,666 shares of Common Stock (which includes 21,666,666 shares underlying the Series D Convertible Preferred
                  Stock)
               173,333 shares of Series D Convertible Preferred Stock

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
             CERTAIN SHARES*

--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               53.7%
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.05 per share (the "Common Stock"), of Distinctive Devices, Inc. (the "Company"), the principal executive offices of which are located at One Bridge Plaza, Suite 100, Fort Lee, New Jersey 07024.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name: Shrikant Mehta

(b)  Business Address:     Combine International
                           354 Indusco Court
                           Troy, Michigan 48083

(c) Present Principal Occupation: Mr. Mehta is engaged in a variety of business activities in the United States and India in private and public companies, including serving for more than the past five years as CEO and President of Combine International, Inc., a manufacturer and distributor of fine jewelry, and Internet Operations Center, Inc., a provider of web hosting and Internet professional services. He also has investments in various companies including the Company of which he has been a director since 2001.

(d) Criminal Proceedings: Mr. Mehta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: Mr. Mehta, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Mr. Mehta is a citizen of [India].

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2002, Mr. Mehta purchased 173,333 shares of the Company's Series D Convertible Preferred Stock at an aggregate price of $650,000 in a placement from the Company. He paid the purchase price with his personal funds.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

Mr. Mehta invested in the Company in August 2002 because of his interest in the Company's business plans and future growth. As previously mentioned, he serves as a director of the Company. It has been and continues to be his intention to take an active role in the Company's future. Although he is the uncle of Sanjay Mody, the President, CEO, Treasurer and CFO of the Company, Mr. Mehta disclaims being part of a "group" (as defined in Section 13(d)(3) of the Securities Act of 1934) with Mr. Mody as to the Company.

Mr. Mehta has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than to vote his shares of the Company's securities in favor of a recapitalization of its capital stock and a proposal corporate migration to Delaware at a forthcoming special meeting of stockholders. However, Mr. Mehta reserves the right, either individually or together with other persons, to act in respect of his interest in the Company in accordance with his best judgment in light of the circumstances existing at that time, which may include purchasing or selling shares of the Company's Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Mehta beneficially owns 21,816,666 shares of Common Stock (which includes 21,666,666 shares underlying the Series D Preferred Stock) and 173,333 shares of Series D Convertible Preferred Stock (collectively known as the "Mehta Shares"). The Mehta Shares represent approximately 53.7% of the issued and outstanding shares of Common Stock of the Company, based upon 19,134,824 shares of Common Stock (as reported in the Company's Form 10-QSB for June 30, 2002).

Following the approval by the Company's shareholders of an amendment to the Certificate of Incorporation increasing the number of authorized shares of Common Stock to a number sufficient for conversion of all of the outstanding shares of Series D Preferred Stock and other outstanding Preferred Stock and convertible debentures into authorized but unissued shares of Common Stock and reducing the par value of the Common Stock to $.01 per share (the "Charter Amendment"), and effective on the date that the Charter Amendment is filed with the New York Secretary of State, each outstanding share of Series D Preferred Stock shall automatically be converted into shares of Common Stock at the rate (the "Conversion Rate") of one hundred and twenty five (125) shares of Common Stock for each one (1) share of Series D Preferred Stock, subject to certain adjustments, such as a reverse stock split of the Common Stock which is to be considered at the shareholders meeting at which the Charter Amendment also will be considered. The date of such conversion of the Series D Preferred Stock is referred to herein as the "Conversion Date".

Each share of Series D Preferred Stock has the right to cast one hundred and twenty five (125) votes (or such other votes per share equal to the Conversion Rate on the record date for voting) on every matter duly brought before the holders of Common Stock at all meetings of shareholders of the Corporation to be held prior to the Conversion Date and shall vote together as one class with the holders of Common Stock on all matters submitted to a vote of the shareholders of the Corporation, except in voting on the Charter Amendment, Mr. Mehta will vote the Series D Preferred Stock in the same proportion that the holders of the Common Stock vote their shares.

(b) Mr. Mehta possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Mehta Shares.

(c)-(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        No.       Description
        ---       -----------

        1         Stock Purchase Agreement, dated as of July 31, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 12, 2002



                                                /s/ Shrikant Mehta
                                                --------------------------
                                                Shrikant Mehta